Filed by Enbridge Inc. (Commission File No. 001-15254)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Enbridge Energy Partners, L.P.

(Commission File No.: 001-10934)

Materials provided by Enbridge Inc. in connection with its 2018 Annual Investor Conference.

NEWS RELEASE

Enbridge Completes 2018 Strategic and Financial Outlook; Reaffirms 10% Annual Growth Guidance Through 2020 and Announces 10% Dividend Increase for 2019

CALGARY, ALBERTA (December 11, 2018) – Enbridge Inc. (Enbridge or the Company) (TSX:ENB)(NYSE:ENB) today announced an update to its strategic plan and longer range financial outlook. The following summarizes the key elements of the updated plan and related actions, which will be further discussed at the Company’s investor conference today in New York.

Highlights

•	A 10% increase in the Company’s common share dividend to $2.95 annually, effective the first quarter of 2019.

•	Re-affirmation of the Company’s three-year 2018 – 2020 distributable cash flow (DCF) per share guidance, with mid-points of $4.45 and $5.00 for 2019 and 2020, respectively.

•	Positioning of the Liquids Pipelines Mainline system for the future through a long-term contract and tolling offering as well as through a variety of throughput optimizations.

•	Announcement of $1.8B of newly secured growth capital in the Liquids Pipelines and Gas Transmission businesses.

•	A 5%-7% post-2020 annual distributable cash flow per share growth target based on a fully self-funded model requiring no additional common equity.

•	Further simplification of the Company’s debt funding structure and a strategy to reduce structural subordination and further enhance the consolidated credit profile.

Strategic Priorities

Enbridge established several strategic priorities last year in order to complete its transformation to a low-risk regulated pipeline and utility profile. In 2018, the company re-focused on its three strong core businesses, each with a best-in-class asset base: Gas Transmission, Liquids Pipelines, and Regulated Gas Distribution. Accelerated de-leveraging actions and targets were achieved ahead of schedule while the Company continued to execute one of the pipeline industry’s largest commercially secured growth capital programs. Enbridge’s key strategic priorities for 2019 and beyond remain largely unchanged:

•	Focusing on the safety, operational reliability and environmental performance of our systems and ensuring cost effective and efficient transportation for our customers;

•	Ensuring strong execution of our secured capital program that will drive DCF per share growth through 2020;

•	Concentrating on growth of core businesses through extensions and expansions of our liquids pipeline, natural gas transmission and gas utility franchises to extend growth beyond 2020;

•	Further strengthening our financial position and flexibility as secured growth projects are brought on line;

•	Continuing to exercise rigorous capital allocation to maximize value as we move to a significant positive free cash flow position (net of dividends and maintenance spending) in 2020.

Commenting on the strategic plan and outlook, Al Monaco, President and CEO of Enbridge noted: “2018 has been a year of significant accomplishments for our Company. We shed non-core lines of business, de-levered the balance sheet, advanced our secured growth projects, streamlined our corporate structure, and with all that we expect to generate DCF per share in the upper half of our 2018 guidance range and maintain our previous three-year guidance range through 2020.”

“Our strategic positioning as a low-risk regulated pipeline and utility business, combined with the strategic priorities we established last year, are bearing fruit. We will remain focused on these priorities while placing an even greater emphasis on capturing the very best of a large suite of potential organic growth opportunities that we see being driven by our great strategic position and excellent energy fundamentals, particularly growing energy exports from North America.

“We’ll continue to apply the same type of discipline around capital allocation that we exercised this year as we created financial flexibility by selling assets that weren’t core to our strategy at strong valuations.

“We’ll also look to continue to optimize the performance of our core business. It’s a top priority to further extend the consistent long-term growth track record of our Liquids business by providing new win-win tolling options and low-cost throughput enhancements on our Mainline.”

In summarizing the strategic update, Mr. Monaco commented, “We will stay focused on our strategic priorities as we look to build on the success of 2018. We’re confident our best-in-class assets and low-risk business model will generate shareholder value as we continue to deliver on our plans.”

Guidance, Dividend Increase and Long-Term Growth Outlook

Enbridge continues to expect 2018 DCF per share in the upper half of its guidance range of $4.15 to $4.45 per share. The 2019 and 2020 mid-point of the projected range of DCF is unchanged from last year at $4.45 per share and $5.00 per share, respectively. With this robust outlook, Enbridge has announced a 10% dividend increase for 2019 and anticipates another 10% increase for 2020. The 2019 quarterly dividend of $0.738 per share will be payable on March 1, 2019, to shareholders of record on February 15, 2019.

Beyond 2020, Enbridge is targeting to achieve annual DCF per share growth in the range of 5%-7%, driven by an attractive suite of organic growth prospects within its three core businesses that can be self-funded using available cash generated by these businesses and managing leverage within targets designed to maintain strong investment grade credit ratings.

Liquids Mainline Tolling and Pipeline Throughput Enhancements

Enbridge is working hard to provide solutions for Western Canadian pipeline capacity shortages while offering shippers greater long-term certainty. The company is in discussions with its shippers for a new Mainline tolling agreement to replace the current 10-year Competitive Tolling Settlement (CTS) that expires in mid-2021. Key features of the toll proposal under discussion include priority access for contracted volume, contract terms of up to 20 years, and spot capacity availability of at least 10%. Discussions will continue in 2019 with a targeted implementation date aligning with the expiry of the CTS agreement in mid-2021.

Enbridge is also developing several low-cost throughput enhancements as potential solutions for the Western Canadian crude oil transportation bottleneck. The Company believes that it can increase throughput by 50 to 100 kbpd on a short-term basis by the end of the first half of 2019. Completion of the Line 3 replacement project will create another 370 kbpd of capacity late next year. Beyond that, the Company is advancing another 450 kbpd of throughput optimization initiatives, capacity restoration and supply access for Western Canadian Sedimentary Basin barrels.

Mr. Monaco commented, “Enbridge has a strong track record of delivering additional throughput to the basin, through creative solutions. We’ve created 450 kbpd of enhancements since 2015. These types of projects are attractive to both our customers and our shareholders as they are low-cost, carry minimal permitting risk and have a much shorter development cycle. I’m confident that beyond 2020, further optimization and market extensions to the U.S. Gulf Coast will drive continued sustained growth for our Liquids Pipelines business.”

New Growth Capital Investments

Today Enbridge is announcing $1.8 billion of new accretive growth capital investments:

•

Gray Oak Pipeline – Enbridge will invest US$600 million for a 22.75% interest in the Gray Oak Liquids Pipeline, which will deliver light crude oil from the Permian Basin to Corpus Christi and other markets. Gray Oak, currently under construction, is expected to begin service in late 2019, contribute to the post-2020 growth outlook and is an important component of Enbridge’s broader emerging U.S. Gulf Coast liquids infrastructure strategy.

•

Cheecham Terminal & Pipeline – Enbridge is acquiring existing liquids pipeline and terminal assets connected with Athabasca Oil Corporation’s Leismer SAGD oil sands assets for $265 million. The assets are synergistic as they are connected with Enbridge’s existing terminal and pipeline assets in the region.

•

Gas Transmission Expansions – Enbridge will invest approximately $800 million on four Gas Transmission expansion projects coming into service in the 2020-23 timeframe. The Vito Offshore Pipelines will provide service to Shell’s offshore Gulf Coast operations. The Cameron Lateral expansion project will connect Texas Eastern with Gulf Coast LNG export facilities. In addition, the Gulfstream as well as the Sabal Trail Pipelines into Florida will both undergo additional expansion (Phase VI and Phases 2 & 3 respectively). All of these expansion projects are being constructed under long-term take-or-pay commercial arrangements.

“These investments are directly in the middle of our investment fairway and strategy,” said Mr. Monaco. “They further build out our liquids and natural gas franchises under contracted low-risk commercial frameworks. In combination with currently secured growth projects and organic expansion opportunities under development, they will support the near-term and post-2020 outlook.”

Structural Simplification

Enbridge continues to make progress on the buy-in of the public’s interest in its Sponsored Vehicles and related debt restructuring. The buy-in of Enbridge Income Fund Holdings (ENF) was completed on November 8, 2018. The buy-in of Spectra Energy Partners LP (SEP) will close the week of December 17, 2018, in accordance with the consent solicitation process established for that transaction. The unitholder and shareholder votes for Enbridge Energy Partners, L.P. (EEP) and Enbridge Energy Management, LLC (EEQ) are scheduled for December 17.

The buy-ins provide an opportunity for the Company to further simplify its debt financing structure and strategy upon elimination of the public’s interest in its Sponsored Vehicles. As announced last week, a majority of holders of $1.6 billion of term debt securities of Enbridge Income Fund have agreed to exchange their notes for notes of Enbridge Inc. with identical coupons and terms to maturity. The completion of this debt exchange is expected to occur prior to year-end. After the exchange, Enbridge Income Fund will no longer raise debt externally from third parties.

Upon closing of their respective buy-in transactions, external debt issuance by SEP and EEP would also be discontinued. Subject to the buy-in transactions being completed, the Company also plans to implement a cross guarantee arrangement whereby remaining outstanding senior term debt obligations of EEP and SEP would be guaranteed by Enbridge Inc., while each of SEP and EEP would each provide “upstream” guarantees of Enbridge Inc.’s senior term debt obligations.

The cross guarantees would be implemented in conjunction with a consent solicitation process to amend certain covenants in the EEP and SEP term debt trust indentures. The Company believes that these changes to its debt issuance structure and funding strategy will substantially reduce structural subordination and further enhance the credit profile of the consolidated Enbridge group.

Details of Enbridge’s Investor Conference:

Enbridge will hold its annual investor conference to discuss the Company’s strategic plan and financial outlook at 8:30 a.m. ET on Tuesday, December 11 in New York City.

The conference will be webcast live on the Company’s website and can be accessed via the following link: https://www.enbridge.com/investment-center/events-and-presentations

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.9 million barrels of crude oil each day through its Mainline and Express Pipeline; accounts for approximately 62% of U.S.-bound Canadian crude oil exports; and moves approximately 22% of all natural gas consumed in the U.S., serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.7 million retail customers in Ontario, Quebec, and New Brunswick. Enbridge also has interests in more than 1,700 MW of net renewable generating capacity in North America and Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past nine years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

Forward Looking Information

This news release includes certain forward looking statements and information (FLI) to provide potential investors and shareholders of Enbridge Inc. (Enbridge or the Company) with information about Enbridge and its subsidiaries and affiliates, including management’s assessment of their future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this presentation contains FLI pertaining to, but not limited to, information with respect to the following: strategic priorities and guidance; expected DCF and DCF/share; expected free cash flow; annual dividend growth and anticipated dividend increases; financial flexibility; funding requirements and strategy; financing sources, plans and targets; credit profile; capital allocation; secured growth projects and future growth, development and expansion program and opportunities; future business prospects and performance, including organic growth outlook; closing of announced financing, acquisitions, dispositions, amalgamations and corporate simplification and sponsored vehicle transactions, including sponsored vehicle debt restructuring, and the timing, expected benefits and impact thereof; synergies, integration and streamlining plans; project execution, including capital costs, expected construction and in service dates and expected regulatory approvals; system throughput, capacity, expansions and potential future capacity solutions, including optimizations and reversals; tolling proposals and the timing and impact thereof; and industry and market conditions.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by the FLI, including, but not limited to, the following: expected future DCF and DCF per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; credit ratings; capital project funding; the expected supply of, demand for and prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; exchange rates; inflation; interest rates; changes in tax laws and tax rates; changes in trade agreements; completion of growth projects; anticipated construction and in-service dates; availability and price of labour and construction materials; operational reliability and performance; changes in tariff rates; customer and regulatory approvals; maintenance of customer and other stakeholder support and regulatory approvals for projects; weather; governmental legislation; announced and potential financing, acquisition, disposition, amalgamation and corporate simplification transactions, and the timing and impact thereof; impact of capital project execution on the Company’s future cash flows; the ability of management to execute key priorities; and the effectiveness of various actions resulting from the Company’s strategic priorities. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators (including the most recently filed Form 10-K and any subsequently filed Form 10-Q, as applicable). Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by applicable law, we assume no obligation to publicly update or revise any FLI made in this presentation or otherwise, whether as a result of new information, future events or otherwise. All FLI in this presentation and all subsequent FLI, whether written or oral, attributable to Enbridge, or any of its subsidiaries or affiliates, or persons acting on their behalf, are expressly qualified in its entirety by these cautionary statements.

Non-GAAP Measures

This news release makes reference to non-GAAP measures, including distributable cash flow (DCF) and DCF per share. DCF is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to non-controlling interests and redeemable non-controlling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Management uses DCF to assess performance and to set its dividend or distribution payout target. Management believes the presentation of these measures gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of Enbridge and its subsidiaries and affiliates. Reconciliations of forward looking non-GAAP financial measures to comparable GAAP measures are not available due to the challenges and impracticability with estimating some of the items, particularly with estimates for certain contingent liabilities, and estimating non-cash unrealized derivative fair value losses and gains and ineffectiveness on hedges which are subject to market variability and therefore a reconciliation is not available without unreasonable effort.

These measures are not measures that have a standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and may not be comparable with similar measures presented by other issuers. A reconciliation of historical non-GAAP measures to the most directly comparable GAAP measures is available on the Company’s website. Additional information on non-GAAP measures may be found in the Company’s earnings news releases or in additional information on the Company’s website, www.sedar.com or www.sec.gov.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Jesse Semko	Jonathan Gould
Toll Free: (888) 992-0997	Toll Free: (800) 481-2804
Email: media@enbridge.com	Email: investor.relations@enbridge.com

Enbridge 2018 ANNUAL INVESTOR DAY December 2018

Contents Legal Notice 01 Opening Remarks 03 Strategic Overview 05 Gas Transmission and Midstream 15 Utilities 23 Liquids Pipelines 28 Corporate Finance 41 Concluding Remarks 51

Legal Notice Forward Looking Information This presentation includes certain forward looking statements and information (FLI) to provide potential investors and shareholders of Enbridge Inc. (Enbridge or the Company) with information about Enbridge and its subsidiaries and affiliates, including management’s assessment of their future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this presentation contains FLI pertaining to, but not limited to, information with respect to the following: strategic priorities and guidance; expected EBITDA and expected adjusted EBITDA; expected DCF and DCF/share; expected free cash flow; expected future debt/EBITDA; expected return on equity; annual dividend growth and anticipated dividend increases; financial flexibility; funding requirements and strategy; financing sources, plans and targets; capital allocation; secured growth projects and future growth, development and expansion program and opportunities; future business prospects and performance, including organic growth outlook; closing of announced acquisitions, dispositions, amalgamations and corporate simplification and sponsored vehicle transactions, and the timing, expected benefits and impact thereof; synergies, integration and streamlining plans; project execution, including capital costs, expected construction and in service dates and expected regulatory approvals; system throughput, capacity, expansions and potential future capacity solutions, including optimizations and reversals; tolling approach; and industry and market conditions, including economic growth, population, customer and rate base growth, and energy supply and demand, capacity sources, prices, costs and exports. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by the FLI, including, but not limited to, the following: expected EBITDA and expected adjusted EBITDA; expected future cash flows; expected future DCF and DCF per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; credit ratings; capital project funding; the expected supply of, demand for and prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; exchange rates; inflation; interest rates; changes in tax laws and tax rates; changes in trade agreements; completion of growth projects; anticipated construction and in-service dates; availability and price of labour and construction materials; operational reliability and performance; changes in tariff rates; customer and regulatory approvals; maintenance of customer and other stakeholder support and regulatory approvals for projects; weather; governmental legislation; announced and potential acquisition, disposition, amalgamation and corporate simplification transactions, and the timing and impact thereof; impact of capital project execution on the Company’s future cash flows; the ability of management to execute key priorities; and the effectiveness of various actions resulting from the Company’s strategic priorities. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators (including the most recently filed Form 10-K and any subsequently filed Form 10-Q, as applicable). Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by applicable law, we assume no obligation to publicly update or revise any FLI made in this presentation or otherwise, whether as a result of new information, future events or Enbridge Investor Day 1 otherwise. All FLI in this presentation and all subsequent FLI, whether written or oral, attributable to Enbridge, or any of its subsidiaries or affiliates, or persons acting on their behalf, are expressly qualified in its entirety by these cautionary statements. Non-GAAP Measures This presentation makes reference to non-GAAP measures, including adjusted earnings before interest, income taxes, depreciation and amortization (Adjusted EBITDA), distributable cash flow (DCF) and DCF per share. Adjusted EBITDA represents EBITDA adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. Management uses adjusted EBITDA to set targets and to assess performance. DCF is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to non-controlling interests and redeemable non-controlling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Management also uses DCF to assess performance and to set its dividend or distribution payout target. Management believes the presentation of these measures gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of Enbridge and its subsidiaries and affiliates. Reconciliations of forward looking non-GAAP financial measures to comparable GAAP measures are not available due to the challenges and impracticability with estimating some of the items, particularly with estimates for certain contingent liabilities, and estimating non-cash unrealized derivative fair value losses and gains and ineffectiveness on hedges which are subject to market variability and therefore a reconciliation is not available without unreasonable effort. These measures are not measures that have a standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and may not be comparable with similar measures presented by other issuers. A reconciliation of historical non-GAAP measures to the most directly comparable GAAP measures is available on the Company’s website. Additional information on non-GAAP measures may be found in the Company’s earnings news releases or in additional information on the Company’s website, www.sedar.com or www.sec.gov. Enbridge Investor Day 2

Enbridge Investor Day December 11, 2018 New York City Safety Moment Building Evacuation Procedures 2 Enbridge Investor Day 3

Agenda Strategic Overview Al Monaco 8:30 Gas Transmission & Midstream Bill Yardley 9:30 Utilities Cynthia Hansen 10:15 Break 10:30 Liquids Pipelines Guy Jarvis 10:45 Corporate Finance John Whelen 11:30 Concluding Remarks Al Monaco 12:15 3 Legal Notice Forward Looking Information This subsidiaries presentation and affiliates, includes including certain forward management’s looking statements assessment and of information their future (FLI) plans to and provide operations, potential which investors FLI may and not shareholders be appropriate of Enbridge for other Inc. purposes. (Enbridge FLI or is typically the Company) identified with by information words such about as “anticipate”, Enbridge and its “expect”, fact may be “project”, FLI. In “estimate”, particular, this “forecast”, presentation “plan”, contains “intend”, FLI “target”, pertaining “believe”, to, but “likely” not limited and similar to, information words suggesting with respect future to the outcomes following: or statements strategic priorities regarding and an guidance; outlook. All expected statements EBITDA other and than expected statements adjusted of historical EBITDA; expected and strategy; DCF financing and DCF/share; sources, expected plans and free targets; cash capital flow; expected allocation; future secured debt/EBITDA; growth projects expected and return future on growth, equity; development annual dividend and growth expansion and program anticipated and dividend opportunities; increases; future financial business flexibility; prospects funding and performance, requirements including synergies, organic integration growth and outlook; streamlining closing plans; of announced project execution, acquisitions, including dispositions, capital costs, amalgamations expected construction and corporate and simplification in service dates and sponsored and expected vehicle regulatory transactions, approvals; and the system timing, throughput, expected capacity, benefits and expansions impact thereof; and potential supply and future demand, capacity capacity solutions, sources, including prices, optimizations costs and exports. and reversals; tolling approach; and industry and market conditions, including economic growth, population, customer and rate base growth, and energy Although placing undue we believe reliance that on the FLI. FLI By isits reasonable nature, FLI based involves on the a variety information of assumptions, available today which and are processes based upon used factors to prepare that may it, such be difficult statements to predict are and not guarantees that may involve of future known performance and unknown and you risks are and cautioned uncertainties against and other expected factors adjusted which EBITDA; may cause expected actual results, future cash levels flows; of activity expected and future achievements DCF and to DCF differ per materially share; estimated from those future expressed dividends; or implied financial by strength the FLI, and including, flexibility; but not debt limited and equity to, the market following: conditions, expected including EBITDA the and ability to access renewable capital energy; markets economic on favourable and competitive terms or conditions; at all; cost exchange of debt and rates; equity inflation; capital; interest credit ratings; rates; changes capital project in tax funding; laws and the tax expected rates; changes supply in of, trade demand agreements; for and prices completion of crude of growth oil, natural projects; gas, natural anticipated gas liquids and construction and other stakeholder and in-service support dates; and availability regulatory and approvals price of for labour projects; and weather; construction governmental materials; legislation; operational announced reliability and and performance; potential acquisition, changes disposition, in tariff rates; amalgamation customer and and regulatory corporate approvals; simplification maintenance transactions, of customer and the Company’s timing and strategic impact priorities. thereof; impact We caution of capital that the project foregoing execution list of on factors the Company’s is not exhaustive. future cash Additional flows; the information ability of management about these and to execute other assumptions, key priorities; risks and and the uncertainties effectiveness can of various be found actions in applicable resulting filings from with the Canadian other factors, and the U.S. impact securities of any regulators one assumption, (including risk the or most uncertainty recently on filed FLI Form cannot 10-K be and determined any subsequently with certainty. filed Form 10-Q, as applicable). Due to the interdependencies and correlation of these factors, as well as Except All FLI in to this the presentation extent required and by all applicable subsequent law, FLI, we whether assume written no obligation or oral, to attributable publicly update to Enbridge, or revise or any any FLI of its made subsidiaries in this presentation or affiliates, or or otherwise, persons acting whether on their as a result behalf, of are new expressly information, qualified future in events its entirety or otherwise. by these cautionary statements. Non-GAAP Measures This share. presentation Adjusted EBITDA makes represents reference to EBITDA non-GAAP adjusted measures, for unusual, including non-recurring adjusted earnings or non-operating before interest, factors income on both taxes, a consolidated depreciation and and segmented amortization basis. (Adjusted Management EBITDA), uses distributable adjusted EBITDA cash flow to set (DCF) targets and and DCF to per assess performance. and redeemable DCF non-controlling is defined as interests, cash flow preference provided by share operating dividends activities and before maintenance changes capital in operating expenditures, assets and and further liabilities adjusted (including for unusual, changes non-recurring in environmental or non-operating liabilities) less factors. distributions Management to non-controlling also uses interests DCF to assess transparency performance and insight and into to set the its performance dividend or distribution of Enbridge payout and its target. subsidiaries Management and affiliates. believes Reconciliations the presentation of forward of these looking measures non-GAAP gives useful financial information measures to investors to comparable and shareholders GAAP measures as they are provide not available increased due to the ineffectiveness challenges and on hedges impracticability which are with subject estimating to market some variability of the items, and therefore particularly a reconciliation with estimates is for not certain available contingent without liabilities, unreasonable and estimating effort. non-cash unrealized derivative fair value losses and gains and measures These measures presented are by notother measures issuers. that A have reconciliation a standardized of historical meaning non-GAAP prescribed measures by generally to the accepted most directly accounting comparable principles GAAP in measures the United is States available of America on the Company’s (U.S. GAAP) website. and may Additional not be comparable information with on non-GAAP similar measures may be found in the Company’s earnings news releases or in additional information on the Company’s website, www.sedar.com or www.sec.gov. 4 Enbridge Investor Day 4

Strategic Overview Al Monaco President & CEO Highlights 2019 DCF guidance $4.30—$4.60 per share 2019 dividend increase 10% DCF/share and DPS CAGR 10% through 2020 Newly secured projects $1.8B Annual DCF/share 5-7% growth rate post-2020 • Contract proposal Liquids Pipelines Mainline • Throughput optimizations 2 Enbridge Investor Day 5

Enbridge Transformation 2016 2018 EBITDA $6.9B $12.5B by EBITDA Business 20% 45% Natural Gas Natural Gas Total by Geography Assets 50% 60% U.S. U.S. Delivering North America’s Energy 25% 22% 2 Bcf/d of North Crude America’s Oil of North Natural America’s Gas of gasOntario distributed Transported Transported Low Risk Business Model 2019e EBITDA Resiliency in All Market Conditions • Regulated / demand-pull assets $14,000 $100 • Long term contracts $12,000 WTI ~98% $10,000 $75 • Interest rate / inflation protection $8,000 Regulated/Take or Pay/ $50 Fixed Fee • Minimal commodity risk $6,000 $4,000 $25 • Creditworthy counterparties $2,000 Adjusted EBITDA • Financial risk management $0 $0 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017* 2018e* Financial Crisis Commodity Price Collapse Low risk business model with highly predictable cash flows differentiates Enbridge from peers * Includes EBITDA from the Spectra Energy merger 4 Enbridge Investor Day 6

Major 2018 Accomplishments Priorities Actions • Strong financial and operating performance 1. Deliver cash flow & dividend growth • $7B projects brought into service 2. Move to pure regulated model • $7.8B of non-core asset sales 3. Accelerate de-leveraging • 4.7x Debt-to-EBITDA; DRIP suspended • On track to achieve $540M synergy target 4. Streamline the business • Reached agreements to buy-in sponsored vehicles • Combining gas utilities 5. Extend growth beyond 2020 • Sanctioned $1.8B of new extension/expansion projects Financial outlook maintained but with lower risk, stronger balance sheet and simplified structure 5 3 Core Businesses Driving Record Results Adjusted EBITDA • Excellent operating performance • $20B of projects placed into service (2017 & 2018) • Record pipeline demand—Liquids and Natural Gas • Strong, highly creditworthy customers 2017a 2018e Annual Liquids Mainline U.S. Gas Transmission Total Utility Customers Volume (ex-Gretna throughput MMbpd) Re-contracting Rates (million) ~2,650 2,530 2,405 99% 97% 98% 98% ~98% 3.69 3.62 3.67 2,185 3.57 1,995 3.52 2014 2015 2016 2017 2018e 2014 2015 2016 2017 2018e 2014 2015 2016 2017 2018e 6 Enbridge Investor Day 7

Longevity of Energy Infrastructure Crude Oil (MMb/d) Natural Gas (Bcf/d) Global Demand Global Demand 522 106 93 352 2016 2040 2016 2040 N. America Demand & Supply N. America Demand & Supply 25 128 22 95 113 20 19 93 Demand Supply 2016 2040 2016 2040 North America well-positioned to meet global demand for decades Source: International Energy Agency 7 Plan Priorities Continuing Priorities • Deliver strong cash flow and dividends • Pure pipeline-utility model • Strong balance sheet • Streamline, simplify the business • Extend growth Areas of Emphasis • Enhance core business returns • Expand, extend existing footprint • Capital allocation Safety, reliability and environmental protection are foundational priorities 8 Enbridge Investor Day 8

Gas Transmission – Strategic Growth Prospects • Premier demand-pull driven asset base serving key regional markets • Positioned for significant growth in 4 key regions 1-2% • Rate cases base per business year • System modernization post-2020 growth • T-South expansion $3B • T-North expansions Secured in execution projects • Vito offshore pipelines (new) • Cameron Lateral (new) $2-3B • USGC & Canadian LNG connections per development year future • Further W. Canadian expansions opportunities post-2020 9 Utilities– Strategic Growth Prospects • Largest and fastest growing gas utility franchise in North America • Steady annual growth opportunities through new customer additions and system expansions • Amalgamation synergies 1-2% • Cost management base per business year • Revenue escalators post-2020 growth • Storage & transportation optimization ONTARIO $1B • Rate base additions driven by OTTAWA Secured projects customer growth in execution • Post-2020 customer additions DAWN HUB TORONTO ~$1B • Community expansions per development year future • Dawn-Parkway expansions opportunities • RNG/CNG growth post-2020 • Ontario electricity transmission 10 Enbridge Investor Day 9

Liquids Pipelines – Strategic Growth Prospects • Critical link from WCSB to premium Midwest and USGC refining markets • Leverage existing footprint to expand crude export capacity and develop integrated USGC platform 2-3% • Mainline toll framework • Throughput optimization base per business year • Toll indexing post-2020 growth • Efficiency & productivity • Line 3 replacement $11B • Southern Access Expansion Secured in execution projects • AOC lateral (new) • Gray Oak pipeline (new) ~$2B • System optimizations and enhancements • Market extension expansions per development year future • Regional systems expansions opportunities post-2020 • USGC export infrastructure 11 Self Funding & Capital Allocation—Context Common Shares outstanding (millions) DCF/share (millions)
2,000 $5.00 $5.00 $4.50 $4.00 Simplification $3.50 $3.00 $2.50 1,000 Diversification $2.00 Organic Growth $1.50 $1.00 $0.50 0 $0.00 2014 2020e 2014 2019e 2020+ No further common equity issuance 12 Enbridge Investor Day 10

Capital Available to Invest—2020 & Beyond Dividends $12 Maintenance $6 Capital Debt $5-6B ~$3.5B Capacity $0 Cash Operations Flow from Free Cash Flow Available Capital In 2020 and beyond, Enbridge will generate $5-6B annually for reinvestment 13 Capital Allocation Framework Organic Debt Share Dividend Asset Large-Scale Choices Growth Repayment Repurchase Growth Monetization M&A Project Level Returns Exceed Hurdle Rate Financial Self Funding: $5-6 B Policy Filter Dividend Pay-out: ~65% DCF Conservative Leverage Targets: 4.5x – comfortably below 5x Value Drivers Growth Rate | ROCE | Credit Metrics Optimize capital deployment within financial policy constraints to maximize long-term shareholder value 14 Enbridge Investor Day 11

Capital Allocation Priorities Current Options Rank Rationale Guideposts for Action Organicïƒ¼ Attractive opportunities • Availability of core low risk projects High Growth ïƒ¼ Protects base, advances strategy • Accretive to value and DCF/share Debt ïƒ¼ Preserves optionality • Emerging opportunities justify creating Medium additional B/S flexibility Repayment X Dilutive to growth rate Share ïƒ¼ Stock undervalued • Shares below fundamental value Medium Repurchase X Does not advance strategy • Return in excess of organic growth Asset X Achieved B/S metrics • Accretive to per-share metrics & value Low Monetization X Most remaining assets are core • Neutral to leverage and growth Primary focus currently on organic growth opportunities but will assess against all other alternatives 15 Growth Outlook • Strong opportunities organic from growth 3 core businesses Through 2020 Post 2020 • Low risk business model 10% 5-7% • Self funded equity DCF and dividend DCF per share growth per share growth rate • Prudent leverage levels • Disciplined capital allocation Annual DCF/share growth of 10% through 2020, then 5-7% thereafter 16 Enbridge Investor Day 12

Focus on Energy Sustainability GDP vs Energy Demand Growth* • Energy demand growth decoupled 2.0 Global GDP from GDP 1.6 1.2 Energy CO2 • Reduced emissions to below 0.8 Demand 1992 levels (U.S.) 0.4 0.0 • Oilsands lowered intensity by 21% 2000 2002 2004 2006 2008 2010 2012 2014 2016 Demand Side Management • Demand management programs (Cumulative C02e Reductions – Lifetime) reduce consumption, emissions 35 30 Equivalent to taking 25 6.5 million Union Gas • Renewable energy 20 cars off the road for 1 year 15 • ESG performance 10 Enbridge Gas 5 Distribution 02005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Energy industry progress on lowering emissions intensity *Source: IEA 17 Our #1 Priority: Safety & Operational Reliability We invested We performed $8+B 26,300+ 2012-18 integrity to of maintain our system the inspections pipeline integrity in 2017 We monitor our lines We held 24-7-365 265+ withleak people detection and computerized systems emergency drills in exercises 2017 We’re committed to safety and environmental protection 18 Enbridge Investor Day 13

Enbridge’s Value Proposition • Leading energy infrastructure position • Low-risk pure regulated business model • Strong investment grade credit profile • 10% DCF and dividend through 2020 • 5-7% DCF growth beyond 2020 Long-life attractive growing yield with lowest risk profile in the sector 19 Q&A Enbridge Investor Day 14

Gas Transmission & Midstream Bill President Yardley & EVP, Gas Transmission & Midstream Premier Gas Transmission Footprint footprint Our asset is Canadian Gas Transmission unparalleled & provides base for a growth solid 2018 Accomplishments • valued Placed at 11 ~ projects $6B, including into service NEXUS and Valley Crossing • ~98% contract renewal rate DCP Midstream U.S. Transmission • Filed Texas Eastern rate case • Focused Canada pipelines on core U.S. and 2 Enbridge Investor Day 15

Natural Gas Demand is Growing & Diversified N. Gas Demand Growth by Region (Bcf/d increases by 2035) N. Gas Demand by Sector (N. America, Bcf/d) Exports W. Canada E. Canada +2.5 +0.6 Exports Other Northeast Power Gen West Coast Rockies +3.1 +0.4 +1.3 Midwest +2.8 Industrial South +3.5 Residential/ Commercial Gulf Coast +6.1 2018 2020 2025 2030 Source: Wood Mac, PIRA Source: Wood Mac, PIRA 3 Growing LNG Demand Presents Opportunity Global LNG Demand (Bcf/d) Global Liquefaction Capacity (Bcf/d) Global expected LNG to demand grow to ~65Bcf/d NA greenfield through 2030 ~22 Bcf/d required New capacity by 2030 to support International demand U.S. brownfield 2015 2020 2025 2030 Capacity needed Proposed additions Global demand for LNG creates opportunities for large-scale, export-oriented infrastructure Sources: WoodMac, IHS, EIA, Enbridge research 4 Enbridge Investor Day 16

Gas Transmission – Strategic Priorities Optimize the Execute Grow the Business Base Business Secured Projects • transmission Leverage premier assets gas • Follow project on execution successful record • Traditional Northeast, TETLP, markets: Alliance, from 2018 Gulf Coast/Southeast • strategy Implement on rate certain case U. S. • Execute remaining secured • Step outs: LNG and recovery pipelines to ensure cost Pipeline expansions, system including and U. BC S. Mexico Coast/Southeast exports, Gulf Gulf Coast network • existing Invest in infrastructure modernization of • Continue settlements to on achieve Canadian toll pipelines 5 Optimize the Base – Stable Revenue Base GTM Reservation Revenue (Based on revenues for 12 months ended 12/31/17) 98% 98% 99% 98% 99.6% 95% 96% 95% 94% 95% 71% Achieved Peak Delivery Days in N/A N/A 2017 Average 9 12 8 8 5 10 26 16 Life of 3 7 Contract Terms years years years years years years years years lease years years Texas Eastern Gulfstream Algonquin East Tennessee Southeast Header Supply Maritimes Northeast & Sabal Trail Vector Offshore Alliance BC Pipeline (US & Canada) 2017 Reservation Revenue 2017 Usage & Other Revenue Stable core business provides platform for growth 6 Enbridge Investor Day 17

Optimizing the Base – Rate Base Growth Key Drivers: • Growth in system net plant value • Realignment of the depreciation rate/ negative salvage Texas Eastern BC Pipeline • System increases maintenance in the U.S. and and Canada modernization East Tennessee Algonquin Rate base growth drives 1-2% DCF growth per year post 2020 7 Robust Portfolio of Secured Growth Projects Spruce Ridge High Pine Wyndwood T-Sou RAM Atlantic ~$3B Bridge in execution 2019+ PennEast NEXUS TEAL $6B+ Sabal Trail in service Gulf Coast 2018 Express Phase 2 & 3 STEP Cameron Lateral Gulfstream Pomelo Stratton Stampede eral Phase VI Valley Ridge Vito 8 Enbridge Investor Day 18

Well-positioned for Future Growth Western Our assets have Canada the first & last mile advantage Northeast & New England $2-3B in opportunities per year post 2020 Gulf Coast Markets Southeast Markets 9 Northeast & New England Northeast / New England • Continued commercial / residential load growth • Proven to the region approach to bring affordable natural gas Power Generation Market • Incremental gas expansion demand opportunities market will drive Marcellus New England BOSTON Opportunities LNG Power Generation • Well opportunities positioned to serve LNG export DETROIT NYC • Opportunity to optimize existing LNG import facilities to deliver flexible services PHILADELPHIA Expansions $1-3B DC in opportunities Natural gas fired generation is replacing retiring generation 10 Enbridge Investor Day 19

Southeast Markets Southeast Markets • Generating capacity in Florida is expected GA MS to grow by 15+% by 2026 AL • Majority of this growth is projected to be Power Opportunities Generation natural gas-fired generation FL NOLA ORLANDO TAMPA $1-2B in opportunities Continued growth in natural gas fired power generation 11 Gulf Coast Markets Exports to Gulf Coast & Mexico • Texas Eastern, Brazoria Interconnector MS Gas and Valley Crossing assets well connected and Mexico to markets deliver to Gulf Coast LNG Permian LA Permian TX • Expanding Permian supply pushing to NOLA including feed growing LNG Gulf and Coast Mexico export markets, MT BELVIEU Offshore LNG Industrial & • Continue pursuing offshore opportunities for attractive Mexico incremental investments in Offshore the U.S. Gulf Coast $2-4B Exports to Mexico in opportunities New Gulf Coast natural gas demand drives solid growth opportunities 12 Enbridge Investor Day 20

Western Canada Western Canada • Growing supply presents many T-North Montney Expansions / Duvernay infrastructure opportunities to support Montney and Duvernay: - Pipeline Alliance expansions: T-North, T-South, AB BC - NGL infrastructure solutions - Greenfield LNG T-South Opportunities ransmission $4-6B Alliance $5-10B in gas pipeline & NGL in LNG specific VANCOUVER opportunities opportunities SEATTLE CALGARY Enbridge ideally positioned to capture opportunities 13 Gas Transmission – Summary • Premier demand-pull driven asset base serving key regional markets • Positioned for significant in 4 key regions 1-2% • Rate cases base per business year • System modernization post-2020 growth • T-South expansion $3B • T-North expansions Secured in execution projects • Vito offshore pipelines (new) • Cameron Lateral (new) $2-3B • USGC & Canadian LNG connections per development year in future • Further W. Canadian expansions opportunities post-2020 14 Enbridge Investor Day 21

Q&A Enbridge Investor Day 22

Utilities Cynthia Executive Hansen Vice President, Utilities and Power Operations Our Premium Utility Combined Rate Base Growth Tier 1 North American Gas Utility 12 10 • Largest volume and fastest growing franchise 8 Union Gas – 12+ million people and businesses 6 – 3.7 million meters 4 EGD – 50,000+ annual customer additions 2 • Investing $1+ B capital per year 0 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Dawn Storage Hub and Transmission Ontario Population Growth Forecast 18.5 million • 280 Bcf of Dawn storage with growth potential 14 – 2nd most liquid trading hub in North America million • supply Dawn-Parkway basins with Transmission strategic growth connects markets multiple – Ontario, Quebec, US Northeast 2018 2020 2025 2030 2035 2040 Largest and fastest growing natural gas utility in North America 2 Enbridge Investor Day 23

Utilities—Strategic Priorities Optimize the Execute Grow the Business Base Business Secured Projects • Focus efficiencies on operational and capture • franchise Deliver near-term rate base in- growth • Secure growth and future expand in-franchise to new amalgamation synergies from communities • Expand Dawn Hub storage - Grow reduction earnings through cost and transmission - Leverage Enbridge’s • regulated Extend with assets, additional natural transformation experience gas transport and - operating Build best model in class utility renewable natural gas opportunities Pursuing amalgamation efficiencies and growth while maintaining customer focus & safe reliable operations 3 Focus on Amalgamation Incentive mechanism enhances earnings Incentive Rate Structure • Day One benefits Term 5 years • Five year O&M synergy capture Annual Inflation GDP index • Low capital investments to achieve O&M savings • Inflation protection Stretch Factor 0.3% • Retain 150 bps of earnings above regulated ROE Earnings sharing at 50%:50% • Reliable cash flow growth Earnings Threshold above 150 bps over OEB allowed ROE Enhanced organic growth • Capital threshold ensures renewal of rate base Unbudgeted Capital Incremental Capital Module Expenditures • Incremental threshold to Capital be included Module in rate allows base for earnings capital above Start Date January 1, 2019 An attractive regulatory outcome on Day One enables potential to achieve premium ROE 4 Enbridge Investor Day 24

Amalgamation Benefits Low risk earnings growth Utility ROE 10% • Benefits accrue immediately to Enbridge range Expected of Amalgamation activities underway Actual ROE • Integration has already commenced • Common enterprise platforms 9% ~9% Major synergy capture areas Allowed ROE • Operations & work management 8% • Customer care • Shared services • Storage & transmission, gas control and supply 7% • Management and other area functions 2015 2016 2017 2018 2019+ OEB allowed ROE Actual ROE Ability to consistently earn above 9% OEB allowed ROE 5 Organic Growth in Rate Base Over $1B/year in capital additions Utility Cap Ex ($B) 1.2 • Utility Growth – 50,000 new customer additions annually 1.0 – Over 50 new expansion communities • Maintenance/Renewal 0.8 – Execution of an optimized asset plan 0.6 – reliable Continued operations investment for safe and 0.4 • Incremental Capital Module (ICM) – Rate protected funding of 0.2 additional core utility projects Expansion community 0.0 2018 2019 2020 2021+ Highly transparent investments in regulated rate base drives DCF growth 6 Enbridge Investor Day 25

Expansion of Dawn Hub and Transmission Successful track record of phased growth MONTREAL of transmission system ON • 3 year 1.2 Bcf expansion delivered on time/budget VT NH • New 2021/22 Expansion Open Season positively received by Ontario and US NE markets NY DAWN TO HUB Market leader in storage services • providing Highly reliable, services competitively to regional priced market storage DETROIT PA • Potential for future expansion OH 1.2 Bcf Expansion Projects: 2017 2016 2015 Continued potential for additional low risk storage and transmission investment opportunities 7 Extension Opportunities in Gas & Electricity CNG RNG Ontario Compressed Natural Gas Renewable Natural Gas Electricity Transmission Rationale • transportation Low cost and low solution carbon for • drive Carbon demand pricing, for clean energy fuel from standards • opportunity A further rate base growth trucking vehicle markets and return to depot organics • OEB systems decision with full allows regulatory injection protection Current • Municipal projects • City of Toronto • currently East West before Tie Line regulator opportunities • Fort Erie public stations • Ontario Commercial operator in Southwest • 3 stations along Ontario Hwy 401 Potential • 20 regional stations • Commercial landfills • 6 stations on 400 series Highways • 15—20 injection & upgrading projects Low risk rate base investment opportunities 8 Enbridge Investor Day 26

Utilities—Summary • Largest and fastest growing gas utility franchise in North America • Steady annual growth opportunities through new customer additions and system expansions • Amalgamation synergies 1-2% • Cost management base per business year • Revenue escalators post-2020 growth • Storage & transportation optimization ONTARIO $1B • Rate customer base growth additions driven by OTTAWA Secured in execution projects (through 2020) TORONTO ~$1B • Post-2020 customer additions DAWN HUB • Community expansions per development year future • Dawn-Parkway expansions opportunities post-2020 • RNG/CNG growth • Ontario electricity transmission 9 Q&A Enbridge Investor Day 27

Liquids Pipelines Guy President Jarvis & EVP, Liquids Pipelines Excellent Foundation for Continued Growth Transports ~2/3 Transports rds ~25% of all crude oil of Canadian produced in crude exports N. America • Connected downstream to refining 9 MMbpd capacity of • Well export positioned infrastructure to expand USGC • of Oil capacity sands pipelines into Alberta provide Hubs ~2MMb/d in the North American crude oil market Refining markets 2 Enbridge Investor Day 28

WCSB Fundamentals Producers Focusing on Cost WCSB Oil Supply (kbpd) Efficiency and Technology 6,000 CAPP 2018 Supply Forecast 5,000 >1 MMb/d 4,000 Growth by 2035 3,000 Oil sands heavy 2,000 Upgraded light 1,000 Conventional - 2015 2020 2025 2030 2035 Supply is expected to grow sustainably with deployment of new technology that lowers costs and emissions Source: CAPP 2018 3 North American Crude Export Fundamentals U.S. Export Growth (MMb/d) USGC is the Refining/Export Epicenter Tight oil Demand 2025 ETCOP increase +3 decrease -0.5 Exports Seaway ~4.5 MMb/d MMb/d MMb/d Gray Oak Current Exports >2.5 >8.5 ~2 tight MMb/d oil export refining MMb/d capacity MMb/d growth by 2025 in USGC Exports Current Tight Increase Oil Increase Demand 2025 Exports Tight oil growth drives USGC exports higher & USGC demand for Canadian heavy grows Sources: EIA, IEA 4 Enbridge Investor Day 29

Liquids Pipeline—Strategic Priorities Optimize the Execute Grow the Business Base Business Secured Projects • optimizations Execute Mainline system • Place into service Line 3 2H replacement 2019 • optimization Continued Mainline - 2019 optimizations • Place Expansion Southern into service Access 2H • pipelines Expand the Market Access - 2020+ solutions 2019 • Secure USGC export • Finalize tolling framework post-CTS Mainline • Place Gray Oak into opportunity service 2H 2019 • Leverage expand regional asset portfolio systems to Immediate focus on Mainline system optimization with a longer view towards export development 5 Increasing Mainline Throughput Ex-WCSB Egress +100 +120 +230 Optimization Capacity Recovery 2015 2018 Proven track record of success with Mainline capacity optimization efforts 6 Enbridge Investor Day 30

Mainline Positioning & Competitiveness Strong Demand from Premium Markets WCSB Capacity Dispatch (kbpd) 6,000 3rd Party Spot CAPP 2018 .9 5,000 mmbpd e sourced supply 4,000 Enbridge Mainline 3,000 TMX 2,000 KXL Contracted Capacity 1,000 >1.1mmbpd Western Canada Demand - Downstream commitments take-or-pay 2018 2022 2026 2030 Mainline is highly competitive, offering premium value and access to multiple refining markets 7 Mainline Tolling Approach—Aligning with Customers Shippers Interests Enbridge Interests Priority Access to Mainline capacity Level playing field with other contracted pipelines Long-term toll certainty & predictability Long-term revenue certainty Align Mainline and downstream market Full utilization of Market Access pipelines access capacity Market Optionality Leverages competitive advantage Mainline optimization/Market Access Revenue certainty to underpin Mainline and expansion Market Extensions Next Mainline tolling agreement must meet evolving shipper needs 8 Enbridge Investor Day 31

Mainline Tolling Approach—Overview of offering Key Features of Offering Next steps • Priority Access for contracted volume • Finalize commercial framework • Contract term up to 20 years • Submit regulatory applications • Contracts tailored to shipper type • Effective mid-2021 • Toll discounts for high volume shippers • Spot capacity reserve – 10% Strong shipper interest in obtaining clear path to markets 9 Additional Mainline Optimizations 2019 Bakken Pipeline (BPEP) Delivery Reduction Edmonton • Reduce deliveries into Cromer to increase available Hardisty 50-capacity for WCSB egress (Q3) Kerrobert 100 kbpd Line 3 Replacement – Canada Regina • Begin line-fill and terminal injections in Canada Cromer ahead of downstream work completion to reduce Gretna Alberta inventory (Q3) System Delivery Optimization ND Superior • Develop solutions to fill available downstream MN capacity created by deliveries into Regina (TBD) WI 50 -100kbpd of immediate optimization to provide incremental WCSB egress 10 Enbridge Investor Day 32

Line 3 Replacement • Canadian construction program well underway – over 80% of pipeline laid Edmonton – Expected completion – July 1, 2019 Hardisty 370 kbpd • Wisconsin segment complete and in-service Kerrobert • Regulatory and permitting activities Regina In service progressing well in Minnesota segments Construction to date – PUC approval and written orders in place complete Gretna – Permitting process ongoing ND Superior – Tribal Cultural Survey – complete $9B Approved – Army Corp/BIA requirements on track Secured MN route MN WI growth • Continue to target 2H19 ISD Execution progressing well; continue to target full in-service for the second half of 2019 11 Southern Access Expansion • Line Superior 3 Replacement by 370kbpd increases capacity into • Southern Access will be expanded by 300kbpd Superior to 1.2MMbpd • Project already is well fully progressed permitted and execution is • 2H 2019 ISD $0.5B Flanagan Chicago Secured growth Effectively balances and optimizes the Enbridge mainline post Line 3 Replacement 12 Enbridge Investor Day 33

Mainline Optimizations 2020 Bakken Pipeline (BPEP) Idle Edmonton • capacity Idle pipeline for WCSB to free egress up the remaining Hardisty 200 Kerrobert System Optimization kbpd • Crude slates/DRA Regina Cromer Line 4 Restoration Gretna • Terminal restore Line and 4 scheduling to its nameplate optimization capacity to ND Superior MN WI 200 kbpd of optimization potential in 2020 to provide incremental WCSB throughput 13 Mainline System – Potential Growth Further Mainline Optimizations Southern Lights Reversal Edmonton Edmonton Hardisty $1.5B Hardisty $1.5B 100 in opportunities opportunities kbpd Current Flow Direction ND Superior MN WI Proposed Flow Direction Manhattan Flanagan • System optimization and enhancements • Condensate expected to reduce supply requirement /demand fundamentals for imported in supply WCSB • +100kbpd of incremental throughput • Developing commercial proposal to reverse the line • Targeted ISD – 2022 and place into light crude service • Limited, manageable regulatory permitting • Targeted ISD – 2023 14 Enbridge Investor Day 34

Additional Throughput Planned & Achievable Ex-WCSB Egress +150 +300 +370 Southern System Reversal Lights Optimizations & L3 2015 2018 2023 Assets allow for incremental throughput to be brought on line for an industry solution 15 Market Access—Potential Growth • opportunity Mainline optimizations to increase provide market an Hardisty access pipelines by 350kbpd – Flanagan along with South corresponding expansion Seaway of 250kbpd expansion – Southern of 100kbpd Access to Patoka Extension region expansion +250 Chicago kbpd Patoka Flanagan South +100 • ISD tied to Mainline optimizations kbpd Southern Access Extension $1-2B +250 in opportunities Seaway kbpd Expansion Gulf Markets Coast 16 Enbridge Investor Day 35

Express Pipeline – Potential Growth • to DRA/Pump increase capacity station program up to 60kbpd expected Hardisty • Potential ISD – Late 2019 60 • Range of market access options kbpd – Increased local demand – Wood River Express – Cushing $0.2B PADD IV – Rail markets in opportunities Platte WoodPatoka River/ Cushing 17 Regional Pipelines—Secured Growth AOC Lateral Acquisition • Acquisition tankage supporting of lateral AOC’s pipelines Leismer and SAGD oil sands asset AOC Lateral • Long term take-or-pay agreement – Current shipper on Enbridge trunkline – Aggregate local 3rd party volumes – Potential Athabasca/Waupisoo/Norlite revenue upside withPipelines $0.3B Secured growth Further solidifies our Cheecham area competitive position 18 Enbridge Investor Day 36

Regional Pipelines – Potential Growth BAKKEN DAPL $1.0B in opportunities Patoka • Oil regional sands infrastructure development to will support continue growth to drive need for • Growing Bakken production will drive the need for additional pipeline solutions • Wood Trunkline Buffalo expansion potential – Athabasca, Woodland, • DAPL open season underway • Norlite diluent pipeline expansion potential • Lateral connections Extremely well positioned to serve growing regional production 19 USGC – Refinery Access and Export Strategy Flanagan South Portfolio additions provide the foundation for future growth $5B Cushing – Pipeline capacity of 2.3 MMbpd in opportunities serving the region ETCOP – Export capability Seawayï,§ Seaway Docks Gray Oakï,§ VLCC loading opportunity – Existing/planned will solidify/enhance connections revenue streams Competitive and strategic collection of assets connecting supply to the USGC and export market 20 Enbridge Investor Day 37

USGC—Secured Growth Gray Oak Pipeline • 22.8% joint venture interest • Partners include P66 and Marathon • Crude oil transportation from the Permian and Eagle Ford basins to destinations in Corpus Christi PERMIAN and Freeport • Capacity of 900,000 barrels per day with strong Gray Oak customer commitments • In service by the end of 2019 EAGLE FORD Strategic Fit $0.8B Freeport Secured growth Corpus Christi Permian Connection USGC Exports Premier export pipeline from the Permian and Eagle Ford Basins 21 USGC—Potential Growth Texas COLT Offshore Loading Terminal • Partners: Kinder Morgan and Oiltanking • Direct full loading of VLCCs from Freeport, TX • Superior connectivity to all key North American supply basins via Enbridge systems and others Genoa • Strong interest from a broad base of potential customers Junction • In service late 2021/early 2022 Strategic Fit $0.8B Permian Connection In opportunities USGC Exports Superior supply access and low cost export solution with VLCC loading capability 22 Enbridge Investor Day 38

Base Business Post-2020 Growth Opportunities • Productivity Efficiencies • Power management Toll Escalators • Index tolls • CTS toll escalation • Mainline Throughput Optimization • Alberta Regional assets • Market Access pipelines Mainline Toll Framework • Toll optimization certainty efforts underpins Total annual base business growth of 2—3% DCF per year 23 Liquids Pipelines—Summary • Critical link from WCSB to premium Midwest and USGC refining markets • Leverage existing footprint to expand crude export capacity and develop integrated USGC platform 2-3% • Mainline toll framework • Throughput optimization base per business year • Toll indexing post-2020 growth • Efficiency & productivity • Line 3 replacement $11B • Southern Access Expansion Secured in execution projects • AOC lateral (new) • Gray Oak pipeline (new) ~$2B • System optimizations & enhancements • Market extension expansions per development year future • Regional systems expansions opportunities post-2020 • USGC export infrastructure 24 Enbridge Investor Day 39

Q&A Enbridge Investor Day 40

Corporate Finance John Executive Whelen VP & Chief Financial Officer 2018 Recap Long-term Capital Raising Asset Sales – ~$8.3B since December 1, 2017 – $7.8B of asset sales announced in 2018; – $5.7B closed to date Business Risk Reduction Leverage Reduction – Sale of G&P businesses – Ahead of 2018 Debt-to-EBITDA target Synergy Realization Simplification – On track with Spectra acquisition targets – Buy-in of four Sponsored Vehicles – Further simplification of debt funding Strong Operating & Financial Results Elimination of DRIP – 2018 DCF/share in upper half of guidance range – Secured growth will be self-funded Delivered strong operating and financial performance while strengthening the balance sheet and significantly simplifying Enbridge’s corporate structure 2 Enbridge Investor Day 41

Looking Forward – 2019 and Beyond Enduring Finance Priorities Current Implementation Focus • Financial strength and flexibility • Self funding of secured capital program • Access to low cost of capital • Strong investment grade ratings • Managing controllable risks • Proactive hedging of market prices • Simplification and optimization • Restructure debt; reduce cost of capital • Strict investment discipline • Rigorous capital allocation Delivering reliable results Drive performance from low risk businesses Key Finance priorities have not changed –ongoing focus on financial flexibility, capital allocation and optimization of financing costs 3 Our Low Risk Business Model Commercial Foundation Contractual Profile of Counter Party 2019e EBITDA Credit Exposure2 Embedded Risk Mitigation • Inflation escalators • ROE adjusters 98% 93% • Toll/Rate resets TOP / COS / Fixed Fee/CTS Investment Grade Business Risk Assessment Scale 7% S&P3 Excellent 2% Moody’s4 A Take-or-Pay / Cost-of-service Fixed Fee “A” rated or higher Competitive Tolling Settlement (CTS)1 Commodity Sensitive “BBB” rated Sub-investment grade Enbridge’s best in class business profile is even stronger post-divestiture of non-core G&P assets (1) (2) Reflected EBITDA generated after the impact under current of any credit Liquids enhancement. Mainline Tolling (3) Moody’s Agreement; credit ability opinion to revert dated to November cost of service 11, 2018. or other (4) negotiated S&P ratings settlement direct dated on October expiry. 1, 2018. 4 Enbridge Investor Day 42

Our Low Risk Business Model Hedging Controllable Risks Consolidated Cash Flow at Risk1 2019 Consolidated FX Hedge Position4 0% 20% 40% 60% 80% 100% FX—Cash Flow Basis ~60% FX—Earnings Basis ~85% 2019 Consolidated Debt Position <2% Fixed Fixed Rate/ Rate Total Total Debt Debt 3 ~95% Cash flow at risk2 Planned term debt ~70% hedge position Any residual exposure to foreign exchange, interest rate & commodity price movements is well contained (1) Cash flow at risk measures the maximum cash flow loss that could result from adverse Market Price movements over a specified time horizon with a pre-determined level of statistical confidence under normal market conditions (2) as at October 31, 2018 (3) current position, including impact of hedges (4) Average 2019 hedge rate: ~1.22 CAD/USD. 5 Our Low Risk Business Model Delivering Reliable and Predictable Results Stable cash flow from highly utilized assets Highly predictable financial performance Adjusted EBITDA Adjusted EPS DCF/share $4.50 ~$12.5B $3.00 $10B $2.50 $2.00 $7B $5B $6B $1.50 $1.00 $1.00 $0.50 $0.50 $0.00 2008 2009 2010 2011 2012 2013 2014 $0.00 2015 2016 2017 2018e 2014 2015 2016 2017 2018e Liquids Pipelines Gas Transmission & Midstream Gas Distribution Other EPS guidance range Actual results DCF/share guidance range Low risk asset base, proactive risk management and investment discipline generate highly reliable and predictable earnings and cash flow 6 Enbridge Investor Day 43

Financial Strength & Flexibility Consolidated DEBT to EBITDA1 Enbridge Inc. Sr. Unsecured Debt Ratings2 7.0x Standard & Poors BBB+ 6.0x 2018 Target ≤ 5.0x stable 5.0x BBB+ 4.0x Fitch stable 3.0x 2.0x DBRS BBB High stable 1.0x 0.0x 2014 2015 2016 2017 2018e Moody’s Baa3 positive Consolidated $11 $8 $6 $12 $9 Cap Ex ($B) A significant reduction in leverage has been accomplished, while funding a $40B+ capital program; further strengthening the balance sheet and credit profile (2) (1) Current Management as of December methodology. 11, Individual 2018 rating agency calculations will differ. 7 Simplification and Optimization Sponsored Vehicle Buy-ins Before Proposed Buy-ins* After Proposed Buy-ins* • Eliminates complexity • Enhances earnings and cash flow transparency Public Public Public • Increases cash flow to Enbridge—Less Encumbered Cash Flows parent company 100% 100% 100% 83% 35% 83% • Reduces consolidated payout ENF/ EEP/ ENF/ EEP/ EIF EEQ SEP Other EIF EEQ SEP Other • Increases non-taxable horizon • Eliminates public company costs Operating Operating Operating Operating Operating Assets Operating Assets Operating Assets Operating Assets Assets Assets Assets Assets • Mitigates regulatory risk * Simplified organization charts for illustrative purposes 8 Enbridge Investor Day 44

Simplification and Optimization Debt Funding Structure and Strategy After Proposed * • Discontinuation HoldCos—EIF, SEP, of issuance EEP, Westcoast, by intermediate Sponsored Vehicle Buy-ins SE Capital • term Enbridge notes Income Fund exchange of senior • notes Cross with guarantees remaining of Enbridge senior term Inc. notes senior of term SEP and EEP 100% 100% 100% • Continued certain principal stand-alone regulated debt subsidiares issuance 1 by Intermediate ENF/ EEP/ SEP Other • Selected partial funding of joint ventures HoldCos EIF EEQ • Debt and equity needs of operating subsidiaries generally met through inter- Operating Assets Operating Assets Operating Assets Operating Assets company funding from Enbridge Inc. * Simplified organization charts for illustrative purposes 1) Includes Enbridge Pipelines Inc., Enbridge Gas Inc. (amalgamated utility), Texas Eastern Transmission, LP, and other FERC regulated gas transmission pipelines. 9 Long-term Financial Planning Parameters Metric Long-term Targets Current Position Credit Rating Strong Investment Grade Consolidated 4.5x to 1 Consolidated DEBT to EBITDA 4.7x Debt to EBITDA comfortably below 5.0x Consolidated 5.0x >13% ~16%1 FFO to Debt ~65% ~61% Flex Dividend Payout of DCF/share of DCF/share2 >1x 4.0x Liquidity ~1.6x3 forward 12-month requirement Floating Rate Debt <30% ~13%3 (% of total debt) 3.0x 2018e 2019e 2020e Cashflow at Risk <5% ~2%3 forward 12 months “Secured-only capital” scenario metrics Designed to preserve financial strength & flexibility (1) Trailing twelve-month as at September 30, 2018. (2) Calculated based on Factset Enbridge 2018e consensus .(3) Management projection. 10 Enbridge Investor Day 45

Enterprise-wide Secured Growth Project Inventory Project Expected ISD Capital ($B) Project Expected ISD Capital ($B) High Pine In service 0.4 CAD Stratton Ridge 1H19 0.2 USD Stampede Lateral In service 0.2 USD Hohe See Wind & Expansion – Germany 2H19 1.1 CAD Wyndwood In service 0.2 CAD AOC Lateral Acquisition 1H19 0.3 CAD Rampion Wind – UK In service 0.8 CAD Line 3 Replacement – Canadian Portion 2H19 5.3 CAD RAM In service 0.5 CAD Line 3 Replacement – U.S. Portion 2H19 2.9 USD NEXUS In service 1.3 USD 2019 Southern Access to 1,200 kbpd 2H19 0.4 USD TEAL In service 0.2 USD Gray Oak Pipeline 2H19 0.6 USD 2018 Other Misc. Liquids In service 0.1 CAD Valley Crossing Pipeline In service 1.6 USD Utility Core Capital 2019 0.7 CAD STEP/Pomelo Connector In service 0.4 USD 2019 TOTAL $13B* T-South Expansion 2020 1.0 CAD Atlantic Bridge In service + 2020 0.6 USD PennEast 2020 0.3 USD Utility Core Capital In service 0.5 CAD Spruce Ridge 2020 0.5 CAD 2018 TOTAL $7B* 2020+ Other expansions 2020/23 0.6 USD Segments: Liquids Pipelines Gas Transmission & Midstream Utility Core Capital 2020 0.7 CAD Gas Distribution Green Power & Transmission 2020+ TOTAL $3B* * Rounded, USD capital has been translated to CAD using an exchange rate of $1 U.S. dollar = $1.30 Canadian dollars. TOTAL 2019-2020+ Capital Program $16B* $16B of secured, low-risk capital projects drives near term growth outlook 11 Financial Outlook 2019 Consolidated EBITDA guidance 1 2019 EBITDA Guidance Consolidated EBITDA ($MM) 2019e ($MM) Growth Drivers: 2019e vs 2018 Liquids Pipelines ~6,800 + + Higher Line 3 – Bakken Nov 1 ISD Pipeline volumes ~$13,000 ~$12,5002 Gas Transmission & Midstream ~4,000 +—New Asset projects monetization placed into service Gas Distribution ~1,800 + + Amalgamation Rate base growth synergies Green Power & Transmission ~450 + New projects placed into service Energy Services ~75 + Continued arbitrage opportunities Eliminations & Other ~(125) + + More Enterprise-wide favorable f/x cost hedge saving rates initiatives Consolidated EBITDA1: ~13,000 2018e 2019e (2) (1) Based Adjusted on EBITDA guidance is provided a non-GAAP at 2017 measure. Enbridge Reconciliations Day. to GAAP measures can be found at www.enbridge.com. 12 Enbridge Investor Day 46

Financial Outlook Distributable Cash Flow (DCF) Consolidated EBITDA1 2019 Guidance 2020 Guidance ($MM, except per share amounts) ~$14,800 Adjusted EBITDA1 ~$13,000 ~$14,800 ~$12,5004 ~$13,000 Maintenance capital ~(1,200) ~(1,200) Current income taxes2 ~(400) ~(500) Financing costs ~(3,000) 2018e 2019e 2020e Distributions to non-controlling interests ~(200) Cash distributions in excess of equity earnings ~500 Consolidated DCF1 Other non-cash adjustments ~200 $4.85—5.15 DCF1 ~$8,900 ~$10,000 $4.15—4.45 $4.30—4.60 DCF/Share Guidance1 $4.30—4.60 $4.85—5.15 2019 DCF Sensitivities -after hedging Market Prices Movements Annualized Base Plan Assumption DCF/ Share +/- .25% Interest Rates Current market rates3 ~$0.005 +/- $.01 CAD/USD $1.30 ~$0.01 2018e 2019e 2020e (1) (3) 3M Adjusted CDOR: EBITDA, 2.4%; 3M DCF LIBOR and DCF/share 3.0%; 10Y are GoC non-GAAP 2.7%; 10Y measures. UST: 3.2% Reconciliations (4) Based on to guidance GAAP measures provided at can 2017 be found Enbridge at www. Day.enbridge.com. (2) Book income tax rate forecast of 20%. 13 Financial Outlook 2019 Illustrative Quarterly Profile Consolidated Adj. EBITDA Consolidated DCF 2019e Quarterly Drivers (% of Full Year Projection) (% of Full Year Projection) 30% 30% • Seasonality of businesses - Gas utility - Interruptible service gas and storage - Renewables • Maintenance capital profile • turnarounds Customer refinery or plant • Project in-service timing 0% 0% Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 14 Enbridge Investor Day 47

Dimensioning Organic Growth Potential 2020 and beyond Opportunity Potential Set Capital Utilities Allocation Organic Growth Alternatives Extensions Debt repayment Expansions Expected Share repurchase Investment Dividend policy Greenfield Opportunity Asset sales Asset acquisitions M&A Natural (probability weighted) Gas Initial Screen Core Target Growth • Fundamental analysis Portfolio • Commercial model Project Evaluation & • Strategic alignment Portfolio Assessment • “Executability” • Investment return ~$5-6B Liquids • Relative project ranking • Comparison with other Annual Average capital alternatives allocation 15 Illustrative Self-funded Growth Potential Representative year post-2020 ($MM) Free cash flows after dividends ~$3,500 Incremental (@ 4.5x EBITDA Debt generated Capacity by investment of free cash flow) ~$2,000 Total annual capital available to reinvest ~$5,500 Total Incremental EBITDA (8-9x multiple) $610 $690 Incremental DCF generated1 $445 $510 DCF per share growth ~$0.22 ~$0.25 DCF per share growth rate (vs 2020e of $5/share) ~4% ~5% Annual base business growth ~1% ~2% Total annual organic growth per share ~5% ~7% Enbridge On can a self-funded grow DCF/share basis, with at an no average pressure rate on of Debt:EBITDA, 5%-7% post 2020 (1) Incremental DCF = incremental EBITDA, less estimated incremental interest expense, maintenance capital and current income taxes 16 Enbridge Investor Day 48

Longer-term Financial Outlook • Embedded Growth: 1-2% – Indexed tolls – Volume ramp-up – Efficiency gains • Self-funded investment: 4-5%
$3.68 – $5-6B of capital annually 5-7% Long Growth Term Outlook 2017 2018e 2019e 2020e 2021+ Attractive longer term growth can be achieved with relatively modest, self-funded investment 17 Summary • Low risk business model • Financial strength and flexibility • Ongoing access to low cost capital • Prudently managed risks • Ongoing simplification and optimization • Strict investment discipline • Reliable and predictable results 18 Enbridge Investor Day 49

Q&A Enbridge Investor Day 50

Concluding Remarks December 11, 2018 New York City Enbridge’s Value Proposition • Leading energy infrastructure position • Low-risk pure regulated business model • Strong investment grade credit profile • 10% DCF and dividend through 2020 • 5-7% DCF growth beyond 2020 Long-life attractive growing yield with lowest risk profile in the sector 2 Enbridge Investor Day 51

Q&A Enbridge Investor Day 52

Enbridge 200, 425 1st Street S.W. Calgary, Alberta, Canada T2P 3L8 www.enbridge.com Contact us: investor.relations@enbridge.com 1.800.481.2804 Enbridge Investor Day 53

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on the beliefs and assumptions of Enbridge Inc. (“Enbridge”), Enbridge Energy Partners, L.P. (“EEP”), Enbridge Energy Management, L.L.C. (“EEQ”), Spectra Energy Partners, LP (“SEP”), and Enbridge Income Fund Holdings Inc. (“ENF” and, together with EEP, EEQ and SEP, the “Sponsored Vehicles”). These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast and similar expressions and include, but are not limited to, statements regarding the expected closing, consummation, completion, timing and benefits of the acquisitions of the Sponsored Vehicles (collectively, the “Proposed Transactions”), the expected synergies and equityholder value to result from the combined companies, the expected levels of cash distributions or dividends by the Sponsored Vehicles to their respective shareholders or unitholders, the expected levels of dividends by Enbridge to its shareholders, the expected financial results of Enbridge and its Sponsored Vehicles and their respective affiliates, and the future credit ratings, financial condition and business strategy of Enbridge, its Sponsored Vehicles and their respective affiliates.

Although Enbridge and its Sponsored Vehicles believe these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids (“NGL”) and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labor and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for projects; anticipated in-service dates; weather; the timing and closing of dispositions; the realization of anticipated benefits and synergies of the Proposed Transactions; governmental legislation; acquisitions and the timing thereof; the success of integration plans; impact of capital project execution on future cash flows; credit ratings; capital project funding; expected earnings; expected future cash flows; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements, as they may impact current and future levels of demand for Enbridge’s and its Sponsored Vehicles’ services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments and may impact levels of demand for Enbridge’s and its Sponsored Vehicles’ services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Proposed Transactions, expected earnings and cash flow or estimated future dividends.

Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. There are a number of important factors that could cause actual results to differ materially from those indicated in any forward-looking statement including, but not limited to: the risk that the Proposed Transactions do not occur; negative effects from the pendency of the Proposed Transactions; the ability to realize expected cost savings and benefits from the Proposed Transactions; the timing to consummate the Proposed Transactions; whether the Sponsored Vehicles or Enbridge will produce sufficient cash flows to provide the level of cash distributions they expect with respect to their respective units or shares; outcomes of litigation and regulatory investigations, proceedings or inquiries; operating performance of Enbridge and its Sponsored Vehicles; regulatory parameters regarding Enbridge and its Sponsored Vehicles; other Enbridge dispositions; project approval and support; renewals of rights of way; weather, economic and competitive conditions; public opinion; changes in tax laws and tax rates; changes in trade agreements, exchange rates, interest rates, commodity prices, political decisions and supply of and demand for commodities; and any other risks and uncertainties discussed herein or in Enbridge’s or its Sponsored Vehicles’ other filings with Canadian and United States securities regulators. All forward-looking statements in this communication are made as of the date hereof and, except to the extent required by applicable law, neither Enbridge nor any of the Sponsored Vehicles assume any obligation to publicly update or revise any forward-looking statements made in this communication or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge, its Sponsored Vehicles or persons acting on their behalf, are expressly qualified in their entirety by these cautionary statements. The factors described above, as well as additional factors that could affect Enbridge’s or any of its Sponsored Vehicles’ respective forward-looking statements, are described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Enbridge’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators on February 16, 2018, each of EEP’s, EEQ’s and SEP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which were filed with the SEC on February 16, 2018, ENF’s Management’s Discussion and Analysis for the year ended December 31, 2017, which was filed with Canadian securities regulators on February 16, 2018, and in Enbridge’s and its Sponsored Vehicles’ respective other filings made with the SEC and Canadian securities regulators, which are available via the SEC’s website at http://www.sec.gov and at http://www.sedar.com, as applicable.

Additional Information about Enbridge and the Proposed Transactions and Where to Find It

This communication may be deemed solicitation material in respect of the Proposed Transactions. The registration statements of Enbridge in respect of the EEP, EEQ and SEP transactions were declared effective on November 9, 2018 and definitive proxy statements/consent statements, along with the applicable written consents or forms of proxy, of EEP, EEQ and SEP were filed with the SEC on November 9, 2018 and mailed to the respective security holders of EEP, EEQ and SEP on or about November 13, 2018. INVESTORS AND SECURITY HOLDERS OF ENBRIDGE AND ITS SPONSORED VEHICLES ARE URGED TO READ THE APPLICABLE REGISTRATION STATEMENT, DEFINITIVE PROXY OR CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORS, AS APPLICABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors, shareholders and unitholders can obtain free copies of such documents containing important information about Enbridge and its Sponsored Vehicles, through the website maintained by the SEC at http://www.sec.gov or with Canadian securities regulators through the SEDAR website at http://www.sedar.com, as applicable. Copies can also be obtained, without charge, by directing a request to Enbridge Inc., 200, 425 – 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, Attention: Investor Relations.

Participants in the Solicitations

Enbridge, each of its Sponsored Vehicles, and certain of their respective directors and executive officers, may be deemed participants in the solicitation of consents or proxies from the holders of equity securities of the Sponsored Vehicles in connection with the Proposed Transactions. Information about the directors and executive officers of Enbridge is set forth in its definitive proxy statement filed with the SEC on April 5, 2018. Information about the directors and executive officers of EEP, EEQ and SEP is set forth in EEP’s, EEQ’s and SEP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, respectively, each of which was filed with the SEC on February 16, 2018. Information about the directors and executive officers of ENF is set forth in ENF’s Annual Information Form for the fiscal year ended December 31, 2017, which was filed with Canadian securities regulators on February 16, 2018. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in any consent or proxy solicitation with respect to the Proposed Transactions and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the relevant definitive proxy or consent statement/prospectus filed by Enbridge, EEP, EEQ and SEP with the SEC on November 9, 2018.